02046271

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2002
SEC File #0-24570

CENTRAL MINERA CORPORATION

Ste. 1040 – 885 West Georgia St., Vancouver, BC V6C 3E8 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

This Form 6-K consists of:

News Release dated July 18, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL MINERA CORPORATION

By:

Name: Michael Cytrynbaum

Title: President

Date: July 19, 2002

8 copies (one original signed) - SEC - 450 Fifth Street, NW, Washington DC 20549

CENTRAL MINERA CORP.
Suite 1040
885 West Georgia Street,
Vancouver, British Columbia
V6C 3E8
Telephone: 604-985-6191
Fax: 604-985-6168

OTC SYMBOL: CENMF NR01-02

NEWS RELEASE

July 18, 2002 - Central Minera Corp. reports that Mr. Michael Cytrynbaum has been appointed as President of the Company, to fill the vacancy created by the resignation of Anne Eilers. Mr. Douglas MacQuarrie has also resigned as Director and Corporate Secretary.

Central Minera has completed the sale by way of private placement of US$300,000.00. in principal amount of unsecured convertible debentures, which will mature and become repayable, with accrued interest at the rate of 2% per annum, on May 31, 2004. US$250,000 of the Debentures were paid for in cash; the balance of US$50,000 was issued in consideration for the settlement of an existing demand liability of $50,000. Each Debenture is convertible into Units of the Corporation at the rate of 1 unit for each US$0.10 in principal amount of the debentures and will be deemed to have been converted as at May 31, 2003 as follows.

(a) if at that date the authorized capital of the Corporation then includes variable multiple voting shares with the special rights and restrictions described below ("Variable Multiple Voting Shares") and Subordinate Voting Shares the Debentures will be converted into Units consisting of (i) 1 Variable Multiple Voting Share and (ii) one non-transferable share purchase warrant to acquire on or before the Maturity Date 1 Subordinate Voting Share at a price of US$0.30 per Subordinate Voting Share; or

(b) if at that date the authorized capital of the Corporation does not include Variable Multiple Voting Shares and Subordinate Voting Shares, the debentures will be converted into Units consisting of (i) 1 common share and (ii) one non-transferable share purchase warrant to acquire 2 Common Shares at a price of US$0.30 per Common Share on or before the Maturity Date.

The Variable Multiple Voting Shares will be identical in all respects to the existing Common Shares (which will be re-designated as Subordinate Voting Shares) except as follows:

1. Voting Rights

Each Subordinate Voting Share will carry one vote per share at all meetings of shareholders of the Corporation; and the number of votes attached to each Variable Multiple Voting Share will be determined by the formula:

$$V = \frac{B \times 0.55}{A \times 0.45}$$

Where:

V = the number of votes attached to each Variable Multiple Voting Share;

B = the number of issued Subordinate Voting Shares

A = the number of issued Variable Multiple Voting Shares.

Upon the number of outstanding Variable Multiple Voting Shares falling below 1,500,000, all outstanding Variable Multiple Voting Shares will be deemed to have been exchanged for Subordinate Voting Shares.

2. Exchange right

Each Variable Multiple Voting Share will be exchangeable, at the option of the holder, into one Subordinate Voting Share.

3. Concurrent capital alterations

If the Variable Multiple Voting Shares are subdivided or consolidated, the Subordinate Voting Shares will be subdivided or consolidated in the same manner.

4. The Variable Multiple Voting Shares will be transferable only with the prior approval of a resolution of the Board of Directors of the Corporation.

The Company has also signed a Management Services Contract with First Fiscal Management Ltd., a Company owned and managed by Michael Cytrynbaum, to provide administrative services to the company on an on going basis. Central Minera's office will be based in First Fiscal Management Ltd's premises.

The Company has a direct equity interest in Cactus Gold Corp., a private precious metals development company, represented by holdings of 1.8 million shares. Cactus is developing precious metals properties in southern Nevada. The Company also continues to maintain an interest in its Nicaraguan and Mexican properties through joint venture agreements signed last year with Industrias Amalgamadas, S.A. and Lysander Minerals Corporation respectively.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael Cytrynbaum,
President

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events of performance are not statements of historical fact and may be "forward looking statements". Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Factors which may cause actual results to differ include availability of financing when needed, inability to establish reserves, environmental permitting regulations and requirements, weather, unforseen technical difficulties, unusual and unexpected geological formations and other factors set forth in the Company's filings on Form 20F with the Securities and Exchange Commission. Forward looking statements in this news release may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could", or "might" occur.